

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2023

Justin Ferrero
Chief Financial Officer
Sharecare, Inc.
255 East Paces Ferry Road NE, Suite 700
Atlanta, Georgia 30305

> **Re: Sharecare, Inc.**
> **Form 10-K filed March 31, 2023**
> **Response dated August 7, 2023**
> **File No. 001-39535**

Dear Justin Ferrero:

We have reviewed your August 7, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2023 letter.

Form 10-K for the Year Ended December 31, 2022

Non-GAAP Measures, page 52

1. We note your response to prior comment 1 as well as the additional information you provided us in our August 30, 2022 conference call. Please ensure that when presenting non-GAAP measure adjustments, you provide accurate line item headings and sufficiently detailed disclosures regarding the nature of each material adjustment. We also have the below comments on certain of your adjustments presented in your presentation of Adjusted EBITDA, Adjusted Net Loss and Adjusted EPS.

2. We note that the line item "Net costs associated with exiting contracts" represents the negative gross margin of your PCMH contract in periods subsequent to your decision to cease providing PCMH services. Notwithstanding the fact that the Company will no longer provide these services, this contract was entered into as part of your normal course

of business and therefore the gross margin losses incurred as you winddown the contract would not be considered nonrecurring or outside the normal course of your operations. Please confirm that you will no longer exclude these negative gross margin losses from your non-GAAP measures. Please note that if you choose to discuss the impact of this contract on your results of operations, ensure that you (i) accurately address the nature of impact (e.g., the adjustment, as presented, is gross margin losses rather than the "net costs associated with exiting contracts" and (ii) present the impact of the PCHM contract gross margins on each period presented.

3. We note that your lease termination adjustment included within your non-operating, non-recurring adjustment relates to the rent expense of the underutilized portion of the Company's Franklin, TN office lease. We do not believe it is appropriate to exclude estimated costs associated with the underutilized portion of this lease. Refer to questions 100.01 and 100.04 of the Non-GAAP Compliance & Disclosure Interpretations. Please confirm that you will no longer exclude these expenses from your non-GAAP measures.

4. We note that your reorganizational and severance costs are due to efforts to globalize and centralize the Company's workforce that will be implemented in 2023. $12.5 million of these costs represent employee costs related to employees that have not yet been notified of their termination and $1.2 million of severance costs represents costs of employees for when the required services to the Company has ceased. Please address the following:
    - Quantify the amounts expensed in your sales and marketing, product and technology and general and administrative line items;
    - Separately quantify the material components of the $12.5 million, including salary, benefits, equity and bonus compensation, and other employee costs;
    - Quantify the normal periodic employee costs, including normal equity and bonus compensation, included in the $12.5 million reorganizational costs. Please note that your normal periodic employee costs are viewed as part of your current normal operations and therefore inconsistent with Question 100.01 of the Compliance and Disclosure Interpretation on Non-GAAP measures (C&DI);
    - Tell us the basis for bonus payments, how you determined who would receive such payments, how amounts were calculated, and how you determined that such payments are incremental to your normal operations;
    - Address whether or not the $12.5 million includes one-time employee termination benefits as defined by ASC 420. If so, tell us how you applied the guidance in ASC 420-10-25-4 through 25-10. Address the need to provide the disclosures required by ASC 420-50-1;
    - Quantify any other costs included in the $12.5 million reorganizational costs and tell us the nature of those costs and your underlying accounting; and
    - You indicate that the $1.2 million of severance costs represents costs of employees for when the required services to the Company has ceased. Please confirm these costs do not include the normal periodic employees costs during the period for which the employee provided services. As noted in the first bullet, an adjustment for normal period employee costs would be inconsistent with our C&DI.

5.   We refer to the non-GAAP adjustment relating to advance payments made to a financially distressed vendor in early 2022. Please tell us in more detail about your relationship with this vendor and why these payments were made. We note that you expected these payments to be applied as a credit against any pending and future invoices payable by the Company. In this regard, please help us better understand why the prepayments were written off in the second quarter of fiscal year 2022 and not applied to invoices for services they provided to you through the second quarter of 2023. Also, quantify the amount of prepayments made through the beginning of the second quarter of 2022 and any subsequent additional payments made in excess of the actual cost of your vendor's services. Finally, it is not clear to us why it is appropriate to exclude these payments from your non-GAAP performance measures. Please more fully explain.

    You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

    Sincerely,

    Division of Corporation Finance
    Office of Industrial Applications and Services